Exhibit (h)(44)

CLARKSTON CAPITAL PARTNERS, LLC
91 West Long Lake
Bloomfield Hills, MI  48304

August 14, 2015

Mr. Jeremy O. May
President and Chairman
ALPS Series Trust
1290 Broadway, Suite 1100
Denver, CO  80203

Re:	ALPS Series Trust (the “Trust”) – Clarkston Partners Fund (the “Partners Fund”) and Clarkston Fund (the “Clarkston Fund,” together with the Partners Fund, the “Funds”)

Dear Mr. May:

This letter confirms the agreement of Clarkston Capital Partners, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Funds.

Partners Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Partners Fund (excluding shareholder servicing fees, brokerage expenses, interest expenses, taxes, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 0.85% of the Fund’s average daily net assets for each of the Founders Class and Institutional Class shares, respectively, through January 31, 2017.  The Adviser will reduce the fee payable with respect to the Partners Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess.  If applicable, the waiver or reimbursement shall be allocated to each class of the Partners Fund in the same manner as the underlying expenses or fees were allocated.

Clarkston Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Clarkston Fund (excluding brokerage expenses, interest expenses, taxes, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 0.70% of the Clarkston Fund’s average daily net assets for the Institutional Class through January 31, 2017.  The Adviser will reduce the fee payable with respect to the Clarkston Fund to the extent of such excess and/or shall reimburse the Clarkston Fund (or class as applicable) by the amount of such excess.  If applicable, the waiver or reimbursement shall be allocated to each class of the Clarkston Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser further agrees that such fee waivers and reimbursements for the Funds are effective as of August 14, 2015 and shall continue at least through January 31, 2017.

The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that each Fund’s expenses in later periods fall below the annual rates set forth in this agreement or in previous letter agreements.  Notwithstanding the foregoing, the Funds will not be obligated to pay any such deferred fees and expenses more than three years after the end of the fiscal year in which the fee and expenses were deferred.

CLARKSTON CAPITAL PARTNERS, LLC

By:	/s/ Jeffrey A. Hakala
Name:	Jeffrey A. Hakala
Title:	CIO

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

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